July 27, 2021

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Attention: Lisa N. Larkin, Senior Counsel

RE:	Thirdline Real Estate Income Fund (the “Fund”) – Response to SEC Comments with regard to Pre-effective Amendment No. 1 (File numbers 333-255199, 811-23653)

Dear Ms. Larkin:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided on July 6, 2021. The comments addressed the Fund’s Pre-effective Amendment No. 1 (the “Amendment”), which was filed on June 1, 2021. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Comments and Corresponding Responses

Legal Comments

Prospectus

1.	Comment: As it relates to the Fund’s 80% investment policy, please revise the disclosure in the prospectus to align with the disclosure of the policy included in the Statement of Additional Information (“The Fund’s name suggests that the Fund will focus its investments in the real estate industry; therefore, the Fund has adopted a non-fundamental policy that, under normal circumstances, it will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Real Estate Investments as defined in the Prospectus and described below.”).

Response: The Fund has revised the language to align with the disclosure found in the Statement of Additional Information, in particular it has replaced “including” with “plus” as indicated above.

WADE BRIDGE ● PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 513.304.5605

Practus, LLP ● Wade.Bridge@Practus.com ● Practus.com

 Thirdline Real Estate Income Fund

July27, 2021

2.	Comment: The Staff did not see a reference to investments in foreign securities in the principal investment strategies discussion in the prospectus but did see risk disclosure regarding possible investments in foreign securities in the principal risks discussion. Please add a brief discussion of the Fund’s potential investments in foreign securities in the principal investment strategies section of the prospectus to align with the principal risk discussion.

Response: The Fund has added disclosure regarding possible investments in foreign securities to the principal investment strategies discussion.

3.	Comment: In the first paragraph on page 3 of the summary prospectus, please clarify if any of the investments described in the following sentence will include investments in master limited partnerships. If the investments will include MLPs, add language clarifying that and add risk disclosure as applicable.

“The Fund expects to effect its Direct Real Estate Holdings strategy that pertains to direct interests in real property by holding equity interests, including partnership interests, in entities that directly hold the real property.”

Response: The Fund does not expect these investments to include MLPs.

4.	Comment: On page 8 of the summary prospectus, the Fund discloses that, as it relates to 20% of the Fund’s portfolio, it may invest in equity and debt securities that are not considered “Real Estate Investments” as defined in the prospectus. Can you specify what these investments may include?

Response: The Fund has added the following disclosure.

“As it relates to the other 20% of the Fund’s assets, the Fund may, at times, invest in the equity and debt of securities not considered “Real Estate Investments” as defined below. These investments may include publicly traded securities including equities, preferred shares, exchange-traded funds (“ETFs”), closed-end funds and options on any of these securities, as well as publicly traded partnerships, mutual funds, and bonds.”

In addition, the Fund has added risk disclosure to explain the risks associated with investments in ETFs, closed-end funds, and mutual funds.

5.	Comment: On page 9 of the summary prospectus, the Fund discloses that it may invest in securities of non-U.S. issuers. Can you specify what these investments may include?

Response: The Fund has added the following disclosure.

“The Fund has not adopted a policy specifying a maximum percentage of its assets that may be invested in properties located outside of the United States or properties located in any one non-U.S. country, or in foreign securities or the securities of issuers located in any one non-U.S. country. The Fund’s investments in foreign securities may include Private Real Estate Funds, Private REITs, Public REITs and Public Real Estate Securities that are domiciled outside the U.S. “

Correspondence

6.	Comment: Confirm whether the Fund will have any real estate subsidiaries that are not wholly owned (as defined by the 1940 Act) or are not 50/50 joint ventures. If the Fund expects to have real estate subsidiaries that it controls but are not technically wholly owned by the Fund, explain how the Fund will handle such investments as relates to compliance with Section 18 of the 1940 Act.

Thirdline Real Estate Income Fund

July27, 2021

Response: If the Fund has any real estate subsidiaries that it controls it will consider such investments when determining compliance with Section 18 of the 1940 Act.

7.	Comment: As it relates to the Trust’s Declaration of Trust, the Staff is restating its original comment and is requesting that Article V, Section 6 be amended to clarify that this provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

Response: The Fund has made the requested change to the Declaration of Trust and has added disclosure to the prospectus clarifying the application of this provision.

* * *

The applicant believes that it has addressed the comments presented by the Staff. If you have any questions, please contact me at (513) 304-5605.

Sincerely,

/s/ Wade Bridge

Wade Bridge

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